July 27, 2005

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synopsys, Inc.
Form 10-K: For the Year ended October 30, 2004
Filed January 12, 2005
Form 10-Q: For the Quarterly Period ended January 31, 2005
Filed March 10, 2005
Form 10-Q: For the Quarterly Period ended April 30, 2005
Filed June 2, 2005
File No. 000-19807

Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2005, with respect to the periodic reports referenced above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Year Ended October 30, 2004

Item 9A. Controls and Procedures, page 100

1.                                       We note in your statements that “There are inherent limitations to the effectiveness of any system of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification

of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov./rules/final/33-8238.htm.

Concurrently herewith, Synopsys is filing an Amendment No. 1 to its Form 10-K revising Item 9A in response to the Staff’s comment.

2.                                      We note in your disclosure that your management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Concurrently herewith, Synopsys is filing an Amendment No. 1 to its Form 10-K revising Item 9A in response to the Staff’s comment.

Form 10-Q for the Period Ended January 31, 2005

Note 11. Other Income (Expense), Page 9

3.                                      We note that you corrected an error in accounting for a hedging transaction and that you reported this correction in the current period.  Tell us why you believe that the error was not material to prior periods, and include your analysis under SAB 99.  Furthermore, indicate whether the error is material to the current period.  Your response should address SAB Topic 5(F).  If material to the estimated annual amounts for the current period, the error should be corrected retroactively.

Background

In Q1 FY05, management determined that the Company had not been strictly following the requirements of FASB Statement No. 133 – Accounting for Derivative Instruments and Hedging Activities.  Paragraph 40B of the Statement requires that in order for derivatives to be properly documented as hedges, there must be no netting of derivatives not designated as hedging instruments (“balance sheet” hedges) against those designated as hedges (“cash flow” hedges).  Synopsys’ process had been to aggregate balance sheet exposures with cash flow exposures and enter into one forward contract.    In many cases, and in particular with Synopsys’ Japanese yen exposure, the balance sheet exposures and the cash flow exposures partially offset each other, resulting in a net position.

In order to correct the error, the Company reclassified the remaining $3.0 million related to the disallowed hedges from accumulated other comprehensive loss to other income in the three months ended January 31, 2005.

Applicability of SAB Topic 5(F)

SAB Topic 5(F) requires restatement of prior periods in the event the impact of a change in accounting principle is material in a given fiscal period.  The Company notes that the increase in other income (expense), net resulted from an error in the application of an existing accounting principle, not a change in any of its accounting principles. As a result, SAB Topic
5(F) is not applicable.  The Company did consider the guidance in paragraph 29 of APB Opinion No. 28, Interim Financial Reporting.

Restatement Analysis

Management determined that the error in the application of paragraph 40B of SFAS 133 was not quantitatively or qualitatively material to the financial statements.  In reaching this conclusion, management considered the guidance in SAB 99, Materiality, and evaluated (1) quantitative materiality as it relates the cumulative impact of the error on both pre-tax earnings and revenue for fiscal years 2002 through 2005 (estimated) and fiscal quarters Q1 FY02 through Q1 FY05 and (2) qualitative factors. In addition, management notes that the Company fully disclosed the cumulative effect the error described above in Note 11 to its Unaudited Condensed Consolidated Financial Statements and in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income (Expense), Net contained in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2005 and that therefore adequate disclosure has been made to investors regarding the error and subsequent correction.

Quantitative Materiality on an Annual Basis

The table below illustrates the quantitative impact of the correction of the error on revenue and pre-tax earnings for full fiscal years 2002, 2003 and 2004.

(in thousands)	FY 2002	FY 2003	FY 2004

Revenue, as reported	906,534	1,176,983	1,092,104
Impact of error	—	1,378	(3,220)
Revenue, as corrected	906,534	1,178,361	1,088,884

% difference	0.00%	0.12%	-0.29%

Pre-Tax Earnings, as reported	(288,940)	218,989	91,592
Impact of error	(660)	6,302	(2,687)
Pre-Tax Earnings, as corrected	(289,600)	225,291	88,905

% difference	0.23%	2.88%	-2.93%

On an annual basis, the error is quantitatively immaterial to fiscal years 2002 through 2004, both in terms of revenue and pre-tax earnings.

During the fourth quarter of fiscal 2004, the Company adopted a strategy of moving 90% of its sales into ratable licenses (previously between 65% and 75% of licenses had been ratable), significantly reducing both Q4 2004 actual and forecasted fiscal 2005 revenues and earnings.   This is because the model change caused upfront revenue to fall significantly and, given our relatively fixed cost of revenue, decreased pre-tax earnings on an almost dollar-for-dollar basis. For the first six months of fiscal 2005, upfront license revenue was approximately $28 million versus upfront license revenue of $135 million in the same period of fiscal 2004. The Company is currently estimating approximately breakeven fiscal 2005 pre-tax earnings compared to pre-tax earnings of $225 million in fiscal 2003 and $89 million in fiscal 2004 (the business model change in Q4 2004 also depressed 2004 pre-tax results).

Because of the effect of the model change on projected pre-tax earnings for fiscal 2005, management determined that Q1 and full-year fiscal 2005 pre-tax earnings do not represent appropriate benchmarks against which to measure quantitative materiality. Instead, management considered “normalized” pre-tax earnings and revenues during fiscal 2003 and 2004 in determining materiality as management believes these periods were most representative of normal earnings.  The Company incurred a fiscal 2002 loss of $289 million but this included the impact of the mid-year acquisition of Avant! Corporation and a large litigation settlement. The Avant! acquisition significantly increased the size of the Company mid-way through fiscal 2002.

The Company’s average pre-tax earnings during fiscal 2003 and fiscal 2004, the first full fiscal years following the Avant! acquisition, were $157 million [($225 million in fiscal 2003 + $89 million in fiscal 2004)/2]; based on such amount, the Company concluded that at $3.0 million or 1.9% of normalized pre-tax earnings, the error was not quantitatively material.  In addition, the error is only approximately 0.3% of projected fiscal 2005 revenue, which was estimated to be between $960 to $990 million as of May 18, 2005.

Based on the above, management concluded that the error was immaterial to all fiscal years affected by the error.

Qualitative Metrics

Management also considered whether the error would result in a potential negative or positive reaction by stockholders, noting the following:

•                  Other income (expense) has fluctuated widely over the past three years and is naturally volatile because this line item includes non-operating items such as periodic investment gains, foreign exchange gains (losses) and litigation settlement gains.  As such, management believes there are no definable trends in this line item that were affected by this error and that investors do not consider other income (expense) a key indicator of the Company’s performance.

•                  In Q3 of fiscal 2005, the Company expects to recognize an approximately $33 million gain in other income (expense) due to a litigation settlement.  As such, the error will be immaterial to the other income (expense) line item for the nine months ending July 31, 2005.

•                  The Company’s stock price changed less than 2% after the earnings call on February 16, 2005 when the error was originally disclosed, suggesting that investors do not view the error as material.

Based on the above, we concluded that the error would not result in a negative or positive reaction from stockholders.  This conclusion was supported by the fact there was limited interest from analysts and stockholders following the disclosure of the error.

In addition, management considered the following in its qualitative analysis of the impact of the error:

Did the error:	Management’s Response
. . . arise from an item that can be precisely measured or is an estimate?	Yes, error arose from an item which can be precisely measured. The error occurred in fiscal years 2002 through 2004, applying to specific hedge transactions.
. . . result in a change of earnings trend or other trends?

The error had an insignificant impact on the Company’s trend in earnings. As noted earlier, Q4 2004 and Q1 2005 were atypical quarters due to the change in business model towards more ratable licenses.

. . . result in a failure to meet analysts’ consensus expectations?

No, the error would not have resulted in a failure to meet the consensus targets, other than in Q1 2002, for which quarter the error would have resulted in earnings approximately 8% below analyst expectations for such quarter, although there was no such impact for the full fiscal year.

. . . change income to a loss or a loss into income?	The error does not result in a change from income to loss or vice versa.
. . . have an impact on segment information and related trends?	The Company has only one segment.
. . . affect compliance with regulatory requirements?	Not applicable.
. . . affect compliance with loan covenants or other contractual requirements?	Not applicable for the periods in question (no debt in place and/or outstanding).
. . . have the effect of increasing management’s compensation?

The error did not impact management compensation. Variable compensation is based on the achievement of specified plan objectives. In each year the plan objectives are:

•    Accepted orders – Error has no impact

•    Revenue – Error has a minor impact on revenue in the years affected

•    Expenses (excludes other income (expense)) – Error has no impact

. . . conceal an unlawful act?	No.

Quantitative Materiality on a Quarterly Basis

The table below illustrates the quantitative impact of the correction of the error on a quarterly basis for Q1 FY02 through Q1 FY05.

($000’s)	Q102	Q202	Q302	Q402	Q103	Q203	Q303	Q403	Q104	Q204	Q304	Q404	Q105
Revenue, as reported	175,545	185,638	236,095	309,256	268,136	292,028	300,366	316,453	285,264	294,604	281,681	230,555	241,304
Impact of error	—	—	—	—	229	445	259	445	(929)	(987)	(422)	(882)	(359)
Revenue, as corrected	175,545	185,638	236,095	309,256	268,365	292,473	300,625	316,898	284,335	293,617	281,259	229,673	240,945

% difference	0.00%	0.00%	0.00%	0.00%	0.09%	0.15%	0.09%	0.14%	-0.33%	-0.34%	-0.15%	-0.38%	-0.15%

Pre-Tax Earnings, as reported	20,179	30,716	(161,380)	(178,455)	48,946	38,926	68,026	63,091	43,609	38,500	43,050	(33,567)	(24,353)
Impact of error	(3,085)	1,847	847	(268)	530	(932)	635	6,069	(158)	(1,872)	(1,215)	558	2,950
Pre-Tax Earnings, as corrected	17,094	32,563	(160,533)	(178,723)	49,476	37,994	68,661	69,160	43,451	36,628	41,835	(33,009)	(21,403)

% difference	-15.29%	6.01%	-0.52%	0.15%	1.08%	-2.39%	0.93%	9.62%	-0.36%	-4.86%	-2.82%	-1.66%	-12.11%

Quarter to Quarter Change in Pre-Tax Earnings before adjustment		52.22%	-625.39%	10.58%	-127.43%	-20.47%	74.76%	-7.25%	-30.88%	-11.72%	11.82%	-177.97%	-27.45%
Quarter to Quarter Change in Pre-Tax Earnings after adjustment		90.49%	-592.99%	11.33%	-127.68%	-23.21%	80.72%	0.73%	-37.17%	-15.70%	14.22%	-178.90%	-35.16%

On a quarterly basis, as a percentage of revenue, the error does not exceed 1% of revenue in any one quarter and is therefore considered immaterial to revenue in all quarters.  As a percentage of pre-tax earnings, the error does not exceed 5% in any quarter impacted except for the first quarter of fiscal 2005, the first and second quarters of fiscal 2002, and the fourth quarter of fiscal 2003, as more fully explained below.

•                Q1 2005 was an atypical quarter from a revenue and earnings perspective due to the Company’s adoption of a strategy of moving 90% of its sales into ratable licenses beginning in Q4 2004 (previously between 65% and 75% of licenses had been ratable), significantly reducing both Q4 2004 and Q1 2005 revenue and earnings. In addition, during Q1 2005, the U.S. dollar depreciated significantly (3.8%) against the yen, about the same as the rate movement for all of 2004.  Finally, revenue and pre-tax earnings are generally lower in Q1 of each fiscal year because of seasonality (i.e. the Company’s revenue is typically highest in Q4 of each year, followed by a drop in Q1).  Assuming average quarterly pre-tax earnings of $47 million over the four quarters preceding the change in business model, the error would have been approximately 6% for Q1 2005.  However, as discussed above, management does not believe that the error is material to fiscal 2005 or to any prior year.  We followed the guidance in paragraph 29 of APB 28, recognizing the cumulative error in earnings in Q1 2005 and disclosing the effects in the Form 10-Q for that quarter as mentioned above.

•                The error also exceeded 5% of pre-tax earnings in Q4 2003 due to unusually sharp movements in the exchange rates (the gain was twice as large as any other quarter in the past three years).  However, the error was not qualitatively material and the error as a percentage of fiscal 2003 pre-tax earnings was less than 3%.  As the error was not material to fiscal 2003, we followed the guidance in paragraph 29 of APB 28.

•                The impact on Q1 and Q2 2002 was greater than 5%, once again due to sharp movements in foreign exchange rates.  As mentioned above, the Company had completed a significant acquisition in mid-2002 that increased substantially its revenues and operating expenses.  As such, Q1 and Q2 of 2002 are not comparable to Q3 and Q4 of 2002.   Management concluded that the error was not qualitatively material and the error as a percentage of fiscal 2002 pre-tax earnings was less than 1%. As the error was not material to fiscal 2002, we followed the guidance in paragraph 29 of APB 28.

In general, quarterly volatility in the foreign exchange impact is caused by fluctuations in exchange rates, which generally smooth out over time.  Other income (expense) is naturally volatile and therefore the trends are not materially impacted by the error.

Conclusion

Based on these quantitative and qualitative factors, management has determined that the impact of the error and the cumulative adjustment are immaterial to the financial statements.

Form 8-K’s dated February 16, 2005 and May 13, 2005

4.                                      We note your use of a non-GAAP measure in the Form 8-K’s noted above.  Please note the following observations regarding your non-GAAP measures:

•                                          We note that you present an entire statement of operations on a non-GAAP basis.  The effect on this type of presentation creates more than one non-GAAP measure.  For example, gross margin and operating income are now non-GAAP measures since they exclude “GAAP” items.  As a result, you would have to explain the usefulness of each of those non-GAAP measures that is resulting from your presentation.

•                                          We note that the non-GAAP measure you have presented excludes a number of recurring items.  Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.  Refer to Question 8, of the Division of Corporation Finance’s June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Ensure that you adequately disclose why each of the recurring items excluded are not relevant in assessing performance.

•                                          If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Regulation G, Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

With respect to the first bullet of the comment, we note the comment and will, in future earnings releases furnished to the Commission on Form 8-K, provide the statements of use and purpose to which the comment refers for each non-GAAP financial measure appearing in the statement of operations in the press release.

With respect to the second and third bullets of the comment, we respectfully note that Item 10(e) of Regulation S-K applies only to documents filed with the Commission and, consequently, except with respect to Item 10(e) (i) pursuant to Instruction 2 of Item 2.02 of Regulation S-K, does not apply to Forms 8-K furnished to the Commission.  We do note the guidance of the Staff in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and will enhance the disclosure of the regarding the non-GAAP financial measures that exclude recurring items in response to the comment.

Form 8-K dated June 8, 2005

5.                                      We note you disclose that the IRS proposed to assess a net tax deficiency of $476.8 million plus interest.  We also note that you believe it is probable that additional payments will be made to resolve the matter, however, you cannot reasonably estimate the amount of any such additional payments.  Tell us why you do not have the ability to estimate a range of loss and record either the minimum or the amount within the range.  See paragraph 3 of FIN 14.  Indicate whether you believe that you will have sufficient information to accrue an amount in your July 31, 2005 Form 10-Q.

The Company received the Notice of Proposed Adjustment and the Revenue Agent’s Report from the IRS asserting the proposed deficiency on May 31, 2005 and June 8, 2005, respectively. On July 13, 2005, the Company filed its protest to the proposed deficiency with the IRS.  Therefore, the Company is at a very early stage of the appeals process, which can last multiple years. As indicated in the Company’s Form 8-K filing, the Company does not believe the IRS’ proposed adjustments are consistent with, or supported by, applicable tax laws.

Attempting to estimate losses prior to resolution of an appeals process with the IRS is inherently difficult and particularly so when in the initial stages of the process and in the context of IRS theories which, as here, the Company believes are unsupported by law and generally untested.  The Company has, of course, indicated in the Form 8-K filing the amount of the IRS proposed tax deficiency and the probability (but not certainty) that some payments would result from the process.  Considering the experience of other companies in analogous circumstances and the nature of large, complex tax claims by the IRS, the Company believes it is probable that additional payments will be made to resolve this matter. However, at this point in time there is no single amount or any particular range that is more supportable as a likely outcome than our provision for this matter.  Thus, we believe that to provide an estimate or estimated range of additional payments in our public disclosures would be misleading.

Given the early stage of appeals, the Company believes it is unlikely that the Company will have sufficient additional information to change our provision for this matter in the Company’s Form 10-Q for the quarter ending July 31, 2005.

* * * *

In addition, pursuant to your request, Synopsys acknowledges:

•                  Synopsys is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Synopsys may not assert Staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 584-5000 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Rex S. Jackson
Rex S. Jackson
Acting Chief Financial Officer

cc:          Steve Williams, Staff Accountant, U.S. Securities and Exchange Commission